Exhibit (a)(5)





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Sutter Responds to Capital Alliance Statement

SAN FRANCISCO-May 3, 2001--Sutter Capital Management, LLC, manager of Sutter Opportunity Fund 2, LLC, today responded to statements made by Capital Alliance Income Trust ("CAIT") (AMEX: CAA) and its Chairman and CEO, Thomas Swartz.

Robert Dixon, President of Sutter Capital Management, said "We are concerned about certain inconsistencies in the words and actions of senior management at Capital Alliance."

Sutter Capital Management contends that certain facts should concern shareholders:

      - CAIT's board says it believes Sutter's $4.415 per share offer is "inadequate" and "opportunistically taking advantage of...mispricing in the equity markets" but neither the board nor Mr. Swartz bothered to make this same recommendation to shareholders as they and other insiders acquired approximately 12% of the company's common stock, almost all of which was purchased at prices between $2.50 and $3.44. They were apparently not concerned at that point about "depriving any stockholder...of the opportunity to realize the long term value" of their shares.

      - CAIT's common stock posted a 70% decline from its original offer price of $8.00 to a low of $2.38 in under two years. During that same time, while CAIT's shareholders suffered severe losses, CAIT's senior management's options to purchase stock at $8.00 per share were canceled and new options were reissued to purchase stock at $3.00 per share.

      - According to Mr. Swartz, Capital Alliance Advisors, Inc. has acquired over 5% of CAIT's common stock. However, to Sutter's knowledge the manager of CAIT has not filed a Schedule on Form 13D with the SEC, which is required by federal law when anyone purchases 5% or more of the outstanding common stock of a public company.

      - CAIT still has not filed its annual report for 2000 on form 10-K with the SEC as required. CAIT had previously said it would file its 10-K by April 15, 2001. CAIT is now 20 days past the original deadline of March 30 for filing its 10-K.

Shareholders are urged to consider the behavior of CAIT's management in determining whether or not to tender their shares to Sutter.

The Expiration Date of our offer, originally May 4, 2001, has been extended to May 18, 2001. As of today, our offer has only recently been mailed and we have not yet received and accepted any tendered shares.

Contact:
Sutter Capital Management, LLC
Robert Dixon, 415/777-2140




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